Exhibit 99.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares of China Southern Airlines Company Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss however arising from or in reliance upon the whole or any part of the contents of this circular.

(1) DISCLOSEABLE AND CONNECTED TRANSACTION

AND CONTINUING CONNECTED TRANSACTIONS

REVISION OF ANNUAL CAP FOR THE FINANCIAL SERVICES FRAMEWORK AGREEMENT

(2) PROVISION OF GUARANTEES

BY THE COMPANY AND CHONGQING AIRLINES

FOR WHOLLY-OWNED SUBSIDIARIES

AND

(3) SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

Independent Financial Adviser to the Independent Board Committee

and the Independent Shareholders

A supplemental notice setting out the additional resolution to be resolved at the AGM to be held at 2:30 p.m., Friday, 15 June 2018 at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC is set out on pages 42 to 43 of this circular. Whether or not you intend to be present at the AGM, you are requested to complete the accompanying supplementary form of proxy in accordance with the instructions printed thereon and return the same to the branch share registrar of the Company in Hong Kong, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong (in case of holders of H shares) or the registered office of the Company at 278 Ji Chang Road Guangzhou, PRC 510405 (in case of holders of A shares), no later than 24 hours before the time fixed for holding the AGM or any adjournment thereof. Completion and return of the supplementary form of proxy will not prevent you from attending, and voting at the AGM or any adjournment thereof if you so wish.

18 May 2018

- i -

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“A Share(s)”	A Share(s) of RMB1.00 each in the capital of the Company

“AGM”	an annual general meeting of the Company to be convened at 2:30 p.m. on Friday, 15 June 2018

“Articles of Association”	the articles of association of the Company, as amended from time to time

“Board”	the board of the Directors

“Cap(s)”	the maximum daily balance of deposits placed by the Group (including the corresponding interest accrued thereon) on any given day during the life of the Financial Services Framework Agreement

“CBIRC”	China Banking and Insurance Regulatory Commission

“CBRC”	China Banking Regulatory Commission, which is now replaced by CBIRC

“Chongqing Airlines”	Chongqing Airlines Company Limited, a subsidiary of the Company

“CIRC”	China Insurance Regulatory Commission, which is now replaced by CBIRC

“Company”	China Southern Airlines Company Limited, a company incorporated under the laws of the PRC whose H Shares, A Shares and American depositary receipts are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively

“CSAH”	China Southern Air Holding Limited Company, a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company

“CSAH Group”	CSAH and its subsidiaries

“Directors”	the directors of the Company

“Finance Company”	Southern Airlines Group Finance Company Limited, a company incorporated in the PRC with limited liability

DEFINITIONS

“Financial Services Framework Agreement”	the financial services framework agreement dated 29 August 2016 entered into between the Parties

“Group”	the Company and its subsidiaries

“H Share(s)”	H Share(s) of RMB1.00 each in the capital of the Company

“Independent Board Committee”	the independent committee of the Board, the members of which consist of the independent non-executive Directors, formed to advise the Independent Shareholders with respect to the Provision of Deposit Services and the revised Cap under the Supplemental Agreement

“Independent Financial Adviser” or “Challenge Capital”	Challenge Capital Management Limited, a corporation licensed to carry out Type 1 (dealing in securities), Type 2 (dealing in futures contracts), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 9 (asset management) regulated activities under the SFO and is the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the Provision of Deposit Services and the revised Cap under the Supplemental Agreement

“Independent Shareholders”	shareholders of the Company other than CSAH and its associates

“Latest Practicable Date”	16 May 2018, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

“Listing Rules”	The Rules Governing the Listing of Securities on The Stock Exchange

“Parties”	the Company and the Finance Company

“PBOC”	the People’s Bank of China, the central bank of the PRC

“PRC” or “China”	the People’s Republic of China (other than, for the purpose of this announcement only, Hong Kong, Macau and Taiwan)

“Provision of Deposit Services”	the provision of deposit of money services (including but not limited to time deposit, saving deposit) by the Finance Company to the Company pursuant to the Financial Services Framework Agreement

“Provision of Loan Services”	the provision of loan services (including credit line services) by the Finance Company to the Company pursuant to the Financial Services Framework Agreement

DEFINITIONS

“RMB”	Renminbi, the lawful currency of the PRC

“Shareholders”	the holders of the Shares

“Shares”	collectively, A Shares and H Shares

“SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“SPV”	special purpose vehicles established or to be established by the Company and Chongqing Airlines for the purpose of operating aircraft

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Supervisor(s)”	supervisor(s) of the Company

“Supervisory Committee”	the supervisory committee of the Company

“Supplemental Agreement”	the agreement supplemental to the Financial Services Framework Agreement dated 27 April 2018 entered into between the Parties to revise the Cap

LETTER FROM THE BOARD

Directors:

Executive Directors:	Registered address:
Wang Chang Shun (Chairman of the Board) Tan Wan Geng (Vice Chairman of the Board) Zhang Zi Fang	Unit 301, 3/F, Office Tower Guanhao Science Park Phase I 12 Yuyan Street, Huangpu District Guangzhou PRC 510530

Independent Non-Executive Directors:
Zheng Fan
Gu Hui Zhong Tan Jin Song Jiao Shu Ge

Supervisors:
Pan Fu (Chairman of the Supervisory Committee)
Li Jia Shi Mao Juan

18 May 2018

To the Shareholders

Dear Sir or Madam,

(1) DISCLOSEABLE AND CONNECTED TRANSACTION

AND CONTINUING CONNECTED TRANSACTIONS

REVISION OF ANNUAL CAP FOR THE

FINANCIAL SERVICES FRAMEWORK AGREEMENT

(2) PROVISION OF GUARANTEES

BY THE COMPANY AND CHONGQING AIRLINES

FOR WHOLLY-OWNED SUBSIDIARIES

AND

(3) SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

1.	INTRODUCTION

Reference is made to the announcement of the Company dated 29 August 2016, 27 April 2018 and 16 May 2018 in relation to, among others, the provision of guarantees by the Company and Chongqing Airlines for their wholly-owned subsidiaries, the Provision of Deposit Services and the Provision of Loan Services between the Parties under the Financial Services Framework Agreement. The purpose of this circular is, among other things, to provide you with more information in relation to the Provision of the Deposit Services and the revised Cap under the Supplemental Agreement, to enable you to make an informed decision on whether to vote for or against the resolution at the AGM.

LETTER FROM THE BOARD

2.	SUPPLEMENTAL AGREEMENT

(1)	Supplemental Agreement

Date

27 April 2018 (after trading hours)

Parties

(a)	The Company, its principal business activity of the Company is that of civil aviation.

(b)	The Finance Company, a non wholly-owned subsidiary of CSAH which is owned as to approximately 66.02% by CSAH and its wholly-owned subsidiary, 33.98% by the Company together with its four subsidiaries. The principal business activity of the Finance Company is that of providing financial services, which it is authorised to carry out under the applicable rules and regulations of the PRC.

Subject	matter

Pursuant to the Supplemental Agreement, the Parties have agreed to revise each of the Cap in relation to the Provision of Deposit Services and the Provision of Loan Services for the period from the effective date of Supplemental Agreement to 31 December 2019 from RMB8 billion to RMB10 billion, subject to the Independent Shareholders’ approval. The Supplemental Agreement shall be effective from the date of obtaining the Independent Shareholders’ approval at the general meeting. Save for the said revision of the Cap, all other terms of the Financial Services Framework Agreement (including the provision of deposit services and the provision of loan services as set out below) shall remain unchanged.

Provision	of Deposit Services

The Finance Company shall accept deposit of money from the Group at interest rates not lower than interest rate rules prescribed by the PBOC from time to time for the same term of deposit. The Finance Company will in turn deposit the whole of such sums of money with certain stated-owned commercial banks and listed commercial banks to control the risk. The Finance Company will ensure the Group is able to use the deposits at any time.

The Company is not subject to any extra charges for depositing money with the Finance Company. The interest rate (such as time deposit rate and saving deposit rate) for the Group’s deposits with the Finance Company shall not be lower than the rate payable by normal commercial banks in the PRC for comparable deposits.

LETTER FROM THE BOARD

Provision	of Loan Services

The Finance Company shall make loans or provide credit line services to the Group and the entering into of separate loan agreements, which will set out the terms and conditions of the loans, upon application by the Company during the term of the Financial Services Framework Agreement. The Company will comply with the Listing Rules when entering into such separate written agreements. The Finance Company shall not charge interest rates higher than the interest rate rules prescribed by the PBOC for similar loans. The total amount of outstanding loans extended by the Finance Company to the CSAH Group (excluding the Group) must not exceed the sum of the Finance Company’s shareholders’ equity, capital reserves and money deposit received from other parties (except the Group).

The interest rate for loans provided to the Group by the Finance Company shall not be higher than the interest rate rules prescribed by the PBOC for the same type of loan and, subject to the above, the interest rate charged on the loans to the Group shall be equal to or lower than the rate charged by normal commercial banks in the PRC for comparable loans.

The Company will make repayment of principal and payment for interest in accordance with the payment terms of the separate loan agreements as might be entered into between the Parties.

Term	of the Financial Services Framework Agreement

The Financial Services Framework Agreement is for a fixed term of three years, commencing from 1 January 2017 to 31 December 2019.

Proposed	revised Cap

Pursuant to the Supplemental Agreement, each of the maximum daily balance of deposits (including the corresponding interests accrued thereon) placed by the Company as well as the maximum amount of the outstanding loan provided by the Finance Company to the Company (including the corresponding interests payable accrued thereon) at any time during the term of the Financial Services Framework Agreement shall not exceed the Cap which is proposed to be increased to RMB10 billion on any given day.

The revised Cap of RMB10 billion is determined principally by reference to:

(i)	the cash flow position of the Group. The amount of cash and cash equivalents held by the Group as at 31 December 2017 and 31 March 2018 were RMB6,826 million and RMB6,185 million (unaudited), respectively;

(ii)	the original Cap of RMB8 billion provided for the Provision of Deposit Services under the Financial Services Framework Agreement (details of which are provided in the announcement of the Company dated 29 August 2016);

LETTER FROM THE BOARD

(iii)	the maximum historical daily balance of the deposits of the Group with the Finance Company was close to RMB8 billion during the fourth quarter of 2017 (as provided above which had indicated that the original Cap for the year ended 31 December 2017 has been nearly fully utilized). The original Cap is insufficient to cover the need of the Group; and

(iv)	the stable growth of the aviation transportation industry, the operation scale of the Company and the increase of the deposits and loans demand.

Historical figures

The historical figures relating to the Provision of Deposit Services, the Provision of Loan Services and the provision of other financial services, during the three financial years ended 31 December 2017 and three months ended 31 March 2018, were as follows:

Deposit
interest
			income	Loan
		Balance of	received	interest
		the	from the	payable to		Other
	Balance of	outstanding	Finance	the Finance	Other	financial
	the deposits	loans	Company	Company	financial	services fee
	placed with	provided by	for the	for the	services fee	received
	the Finance	the Finance	financial	financial	payable to	from the
	Company	Company	period	period	the Finance	Finance
	as at	as at	ended	ended	Company	Company
	RMB	RMB	RMB	RMB	RMB	RMB
	(’000,000)	(’000,000)	(’000,000)	(’000,000)	(’000,000)	(’000,000)
31 December 2015	2,934	0	70	4	0	18.8
31 December 2016	3,759	0	33.91	18.50	0	25.54
31 December 2017	6,095	431	56.95	21.63	0	26.36
31 March 2018	4,451	426	23.04	4.20	0	7.02

LETTER FROM THE BOARD

The historical maximum daily balance of the deposits with the Finance Company placed by the Group and the historical maximum daily balance of outstanding loans owned by the Group to the Finance Company, during the three financial years ended 31 December 2017 and three months ended 31 March 2018, were as follows:

	For the financial year ended 31 December RMB (’000,000)			For the three months ended 31 March RMB (’000,000)
	2015	2016	2017	2018
Maximum daily amount of deposits placed by the Group	5,934	6,991	7,622	7,939
Maximum daily amount of outstanding loans owed by the Group	500	0	1,324	431

The historical maximum daily amount of deposits placed by the Group was greater than the historical maximum daily amount of outstanding loans owed by the Group to the Finance Company because a relatively large portion of the bank loans of the Group for the business need (i.e. payment for consideration of aircraft, etc.) is denominated in US dollars (instead of in RMB), so as to meet the business operation need and facilitate daily financial operation of the Group.

The loans provided by the Finance Company to the Group in the past were unsecured. In future, if the Company provides any guarantee and/or security in respect of any future loans to be provided by the Finance Company to members of the Group, it will comply with the then applicable requirements under the Listing Rules.

Reasons and benefits of the revision of the Cap

The Directors have been closely monitoring the Provision of Deposit Services. However, in light of the increase in the amount of deposits actually required to be placed by the Group with the Finance Company exceeds the original projection, the original Cap will no longer be sufficient to cover the maximum daily balance of the deposits to be placed by the Group with the Finance Company during the remaining term of the Financial Services Framework Agreement. Accordingly, the Company and the Finance Company entered into the Supplemental Agreement on 27 April 2018 to revise the Cap for the period from the effective date of the Supplemental Agreement to 31 December 2019 from RMB8 billion to RMB10 billion in order to comply with Rule 14A.54 of the Listing Rules.

LETTER FROM THE BOARD

The main reasons for the election by the Company to continue to use the Finance Company for the Provision of the Deposit Services are as follows:

•	the Finance Company is a non-bank financial company established under the approval of the PBOC according to the “Administrative Measures for Enterprise Group Finance Companies” and with a financial license issued by CBRC (currently CBIRC);

•	the total amount of outstanding loans extended by the Finance Company to the CSAH Group (excluding the Group) must not exceed the sum of the Finance Company’s shareholders’ equity, capital reserves and money deposit received from other parties (except the Group);

•	the pricing policy of the Finance Company and commercial banks in China are subject to guidelines set by the PBOC. Therefore, the fees charged by the Finance Company for its services to the Company is comparable to those charged by PRC banks for similar services;

•	the Finance Company is regulated by the PBOC and the CBIRC and provides its services in accordance with and in satisfaction of the rules and operational requirements of these regulatory authorities. In addition, the capital risks are reduced through the introduction of risk control measures;

•	the Group usually receives interest on its money deposited with the Finance Company at rates which are no less favourable than the rate payable by normal commercial banks in the PRC for comparable deposits. This arrangement allows the Group to achieve a more efficient use of its current capital, since the Group can enjoy better interest rates on depositing its current capital with the Finance Company than the PRC banks can offer to the Group;

•	the Finance Company is a regulated financial institution in the PRC and is entitled to interbank interest rates, which are generally higher than normal commercial interest rates when re-depositing deposits with commercial banks in the PRC. The Company also holds 25.28% equity interest directly, and 8.70% equity interest indirectly through its subsidiaries, in the Finance Company. Accordingly, the Company will share the benefit from the Finance Company’s profits;

•	(i) pursuant to the relevant regulations of the PBOC and the CBIRC, the customers of the Finance Company are principally limited to entities within the CSAH Group (including the Group); and (ii) the Finance Company is not allowed to provide certain services including the deposit services to the independent third parties outside of the CSAH Group, thereby reducing the risks that the Finance Company may otherwise be exposed to if its customers included other entities unrelated to Group. Having said so, due to the facts the customers of the Finance Company are principally limited to entities within the CSAH Group (including the Group), the Finance Company also faces a higher customer concentration risk than other commercial banks, whose customers are open to the public. However, as the Finance Company is a non-wholly-owned subsidiary of CSAH which is owned as to approximately 66.02% by CSAH and its wholly-owned subsidiary, 33.98% by the Company together with its four subsidiaries, the Finance Company is able to gain access to the details of financial positions of its customers, and can obtain sufficient information in advance to determine whether to grant the loan to the applicant, which is very unlikely for most of the commercial banks to evaluate their customers. As a result, the high customer concentration risk is mitigated;

LETTER FROM THE BOARD

•	leveraging the Finance Company as the settlement platform, the Company can strengthen its centralized funds management and shorten the transit time for fund transfer;

•	the Company has appointed director representatives in the Finance Company to supervise the operation and management and the internal control of the Finance Company. Further, the Finance Company will report to the Company on a monthly basis regarding the status of the Company’s deposit and re-deposit with other commercial banks made by the Finance Company so as to strengthen the Company’s supervision over its deposit in the Finance Company;

•	on 31 March 2009, pursuant to the financial services agreement entered into between the Company and the Finance Company, CSAH, as the controlling shareholder of the Finance Company, has undertaken to the Company the following:

•	the Finance Company is a duly incorporated enterprise group finance company under the “Administrative Measures for Enterprise Group Finance Companies” and the other relevant rules and regulations, whose principal business is to provide finance management services, such as deposit and financing for the members of the CSAH Group; and the relevant capital flows are kept within the CSAH Group;

•	the operations of the Finance Company are in compliance with the requirements of the relevant laws and regulations and it is running well, therefore the deposits placed with and loans from the Finance Company of the Company are definitely secure. In future, the Finance Company will continue to operate in strict compliance with the requirements of the relevant laws and regulations;

•	in respect of the Company’s deposits with and borrowings from the Finance Company, the Company will continue to implement its internal procedures in accordance with the relevant laws and regulations and the Articles of Association, and CSAH will not intervene in the relevant decision-making process of the Company; and

LETTER FROM THE BOARD

•	as the Company is independent from CSAH in respect of its assets, businesses, personnel, finance and organizational structures, CSAH will continue to fully respect the rights of the Company to manage its own operations, and will not intervene in the daily business operations of the Company; and

•	according to the above undertakings made by CSAH, the Board considers that due to (i) the Finance Company is regulated by the PBOC and the CBIRC and provides its services in accordance with and in satisfaction of the rules and operational requirements of relevant laws and regulations these regulatory authorities, and (ii) the business and operations of the Finance Company have been in a sound and solid conditions, CSAH have a sound basis to make such undertakings that “the deposits placed with and loans from the Finance Company of the Company are definitely secure”, which means CSAH considers there would be no risks for the Group on the deposits placed with and loans from the Finance Company, and CSAH would assume any risks caused by the deposits placed with and loans from the Finance Company. Taking account into the undertakings made by the CSAH and the other reasons as set out above, including but not limited to (i) the business and operation of the Finance Company is highly regulated and are in compliance with the laws and regulations; (ii) the operating results and financial performance of the Finance Company is a health condition; and (iii) the historical transaction between the Group and the Finance Company are running well, the Board is also of the view that the deposits placed with and loans from the Finance Company are secure; and

•	the Board has passed the “The Risk Control System relating to the Connected Transactions between China Southern Airlines Company Limited and Southern Airlines Group Finance Company Limited” on 28 July 2010 (the full text of which has been uploaded on the website of the Shanghai Stock Exchange at www.sse.com.cn)) and carried out connected transactions with the Finance Company in accordance with this system, so as to ensure the safety and liquidity of the deposits placed by the Company with the Finance Company.

The Directors are of the opinion that the Provision of Deposit Services contemplated under the Financial Services Framework Agreement will not increase the indebtedness of Group and will not have an adverse effect on the sufficiency of the working capital of the Group.

The Board (including the independent non-executive Directors) considers that the terms of the Provision of Deposit Services and the revised Cap under Supplemental Agreement in respect of the maximum daily balance of deposit (including the corresponding interests accrued thereon) are fair and reasonable and are entered into on normal commercial terms, or on terms no less favourable than those available to independent third parties under the prevailing local market conditions, in the ordinary and usual course of business of the Company and in the interests of the Group and its shareholders as a whole.

LETTER FROM THE BOARD

Implications under the Listing Rules

The Finance Company is a non-bank finance company established under the direction of the PBOC with the main business scope of providing various financial services, including deposit and loan facilities, credit facilities, guarantee, remittance of money and credit references, principally to the CSAH Group. CSAH, the controlling shareholder of the Company, directly and indirectly holding approximately 50.65% equity interests in the Company as at the Latest Practicable Date, is a connected person of the Company. The Finance Company is a non-wholly owned subsidiary of CSAH thus also a connected person of the Company. As the Finance Company is a connected person of the Company under the Listing Rules, the Financial Services Framework Agreement and the transactions contemplated thereunder constitute continuing connected transactions of the Company under the Listing Rules.

As the relevant applicable percentage ratios for the revised Cap is higher than 5% on an annual basis, the Provision of Deposit Services constitutes a non-exempt continuing connected transaction under Chapter 14A of the Listing Rules and is subject to the reporting, annual review, announcement and the independent shareholders’ approval requirements under Chapter 14A of the Listing Rules. Further, the Provision of Deposit Services constitutes the provision of financial assistance under Rule 14.04(1)(e) of the Listing Rules, and as the relevant applicable percentage ratios for the revised Cap is higher than 5% and less than 25% on an annual basis, the Provision of Deposits Services also constitute a discloseable transaction under Chapter 14 of the Listing Rules.

The Provision of Loan Services provided by the Finance Company to the Group would amount to financial assistance by the Group from a connected person, which are on normal commercial terms or better terms than those offered from independent third parties for comparable services in the PRC and which is exempt under Rule 14A.90 of the Listing Rules from all reporting, annual review, announcement and independent shareholders’ approval requirements since no security over the assets of the Group granted in respect of the loan.

In respect of the other financial services to be provided by the Finance Company to the Group, the Company expects that the total fees payable by the Group to the Finance Company will not exceed RMB5 million for each of the three years ending 31 December 2019, which fall within the de minimis threshold set out in the Rule 14A.76 of the Listing Rules, therefore the provision of the other financial services by the Finance Company to the Group is exempt from the reporting, annual review, announcement and independent shareholders’ approval requirements of the Listing Rules.

Among the seven Directors, three connected Directors, Mr. Wang Chang Shun, Mr. Tan Wan Geng and Mr. Zhang Zi Fang, were required to abstain from voting in the Board meeting in respect of the resolutions to approve the Supplemental Agreement. All remaining four Directors who were entitled to vote, unanimously approved the above resolutions. The format and procedure for passing the resolution was in compliance with the Company Law of the PRC and the Articles of Association.

LETTER FROM THE BOARD

CSAH and its associates, who were directly and indirectly holding an aggregate of 5,109,590,665 Shares (representing approximately 50.65% of the issued share capital of the Company) as at the Latest Practicable Date, are required to abstain from voting in respect of the proposed resolution to approve the Supplemental Agreement and the revised Cap in the AGM.

The Company will continue to comply with the Listing Rules when it enters into further separate agreements with the Finance Company in connection with the Provision of Loan Services and the other financial services by the Finance Company.

The Supplemental Agreement is also required to be disclosed pursuant to the relevant rules and regulations of the Shanghai Stock Exchange.

(2)	Independent Board Committee And Independent Financial Adviser

The Independent Board Committee comprising all four independent non-executive Directors has been formed to consider the Provision of Deposit Services and the proposed revision of Cap under the Supplemental Agreement so far as the Company and the Independent Shareholders are concerned as a whole. Challenge Capital has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders on the same.

The Independent Board Committee, having taken into account and based on the recommendation of the Independent Financial Adviser, considers that the Provision of Deposit Services and the proposed revision of Cap under the Supplemental Agreement are on normal commercial terms or better, in ordinary course of business of the Company, fair and reasonable so far as the Company and its Shareholders as a whole are concerned and in the interests of the Company and the Shareholders as a whole.

(3)	Internal Control And Risk Management Measures

The main internal control and risk management measures of the Company as set out as follows:

(i)	Financial Services Provided by the Finance Company to the Group

•	for the Provision of Deposit Services, the Provision of Loan Services and the provision of other financial services, the financial department of the Company is responsible for monitoring that the interest rates or fees for the specific transactions under the Financial Services Framework Agreement are determined according to the pricing policies as set out in the Financial Services Framework Agreement;

•	for the Provision of Deposit Services, the finance department of the Company is responsible for closely monitoring the outstanding deposit balance of the Group with the Finance Company on a daily basis to ensure that it does not exceed the Cap and will check the applicable deposit interest rates upon obtaining the notices on interest received from the Finance Company to ensure that they are in compliance with the pricing policies as set out in the Financial Services Framework Agreement. The general manager and chief accountant of the Company will review the above procedures on a regular basis;

LETTER FROM THE BOARD

•	the finance department of the Company is responsible for evaluating the specific information reported by the Finance Company on a monthly basis regarding the status of the Company’s deposit and re-deposit with other commercial banks made by the Finance Company to ensure the specific transactions are conducted in compliance with the pricing policies as set out in the Financial Services Framework Agreement, as well as to ensure the aggregate outstanding deposit balance of the Group with the Finance Company does not exceed the Cap; and

•	the financial department of the Company is responsible for checking to make sure that the Finance Company will monitor the interest rate rules prescribed by the PBOC and compare the rates and terms offered by several normal commercial banks in the PRC when the need for deposit arises, so that the Company can make sure the interest rates and terms of the Group’s deposits with the Finance Company are on normal commercial terms or better. If the interest rate rules prescribed by the PBOC have made any changes, the finance department of the Company would liaise and negotiate with the Finance Company to make sure any adjustment to the deposit rates made by the Finance Company are in compliance with the relevant new interst rates rules prescribed by the PBOC and the pricing policy under the Finance Services Framework Agreement.

(ii)	General Measures

•	the internal audit department of the Company is responsible for reviewing and assessing the internal control procedures of the Group, including but not limited to the relevant information in relation to the Financial Services Framework Agreement on an annual basis. In addition, the internal audit department will prepare an internal control report and submitted to the Board for review and approval;

•	the legal department of the Company is responsible for monitoring, collecting and evaluating the detailed information of the continuing connected transactions under the Financial Services Framework Agreement, including but not limited to the implementations of the pricing policies, payment arrangements and actual transaction amount under the specific transactions on a monthly basis to ensure the relevant transactions are conducted in compliance with the Financial Services Framework Agreement;

•	the company secretary bureau of the company is responsible for regularly check on the implementation of the pricing polices and the Cap as set out in the Financial Services Framework Agreement and the Supplemental Agreement;

LETTER FROM THE BOARD

•	the independent non-executive Directors have reviewed and will continue to review the continuing connected transactions contemplated under the Financial Services Framework Agreement to ensure that such transactions are entered into in the ordinary and usual course of business of the Group, on normal commercial terms, and the terms of the related agreements are fair and reasonable, and in the interest of the Company and the Shareholders as a whole; and

•	the auditors of the Company will also conduct an annual review on the pricing and annual caps of the continuing connected transactions under the Financial Services Framework Agreement and the Supplemental Agreement.

The main internal control and risk management measures of the Company in relation to the insurance business platform services provided by the Group to the Finance Company remain the same as those disclosed in the circular of the Company dated 1 November 2016.

Taking into account of: (i) the above methods and procedures comprise necessary components of an internal control system with designated department and responsible officer, clear approval process and monitoring system and detailed and explicit assessment criteria; and (ii) the above-mentioned review procedures against the detailed and explicit assessment criteria can ensure that the transactions will be executed in compliance with the pricing principles stipulated in the Financial Services Framework Agreement, the Directors (including the independent non-executive Directors) are of the view that the Company have implemented effective internal control and risk management measures, and such methods and procedure can ensure that the transactions contemplated under the Financial Services Framework Agreement will be conducted on normal commercial terms and are in the interests of the Company and its Shareholders as a whole.

3.	PROVISION OF GUARANTEES BY THE COMPANY AND CHONGQING AIRLINES FOR WHOLLY-OWNED SUBSIDIARIES

Reference is made to the Company’s announcement dated 16 May 2018 in relation to the provision of guarantees by the Company and Chongqing Airlines for their wholly-owned subsidiaries, which shall be subject to the Shareholders’ approval at the AGM in accordance with the requirements of Shanghai Stock Exchange and the Articles of Association.

(1)	Overview of the Guarantees

In order to transform the Company’s overseas aircraft leasing structure to domestic aircraft leasing structure to lower the aircraft leasing cost, and further improve the decision-making efficiency of the Board, on 16 May 2018, the eighth session of the Board considered and agreed the Company and its controlled subsidiary, Chongqing Airlines, to provide a total guarantee not exceeding US$3.632 billion (equivalent to approximately RMB23.243 billion) to 15 new or established SPV from 1 July 2018 to 30 June 2019 (of which, the Company has established Southern Airlines No. 1 Lease (Tianjin) Company Limited, Southern Airlines No. 2 Lease (Tianjin) Company Limited, Southern Airlines No. 5 Lease (Tianjin) Company Limited; and Chongqing Airlines has established Chongqing Airlines No. 1 (Chongqing) Finance Leasing Company Limited, for which Chongqing Airlines provided guarantee. It is planned to add new operating aircraft during the above mentioned period). The Board has agreed the Company and Chongqing Airlines to allocate and adjust specific guarantee amounts for their respective SPV according to the actual number of aircraft under operation and the lease term within their respective maximum guarantee amounts, and authorized the General Manager of the Company’s Finance Department and the legal representative of Chongqing Airlines or its authorized person to respectively enter into corresponding documents as to guarantee upon the approval of the above proposal from the general meeting.

LETTER FROM THE BOARD

(2)	Basic Information of the Guaranteed Parties

The main information of the 15 SPV to which the guarantee are given is as follows:

(i)	The 15 SPV are respectively Southern Airlines No. 1 Lease (Tianjin) Company Limited, Southern Airlines No. 2 Lease (Tianjin) Company Limited, Southern Airlines No. 5 Lease (Tianjin) Company Limited, Southern Airlines No. 10 Lease (Guangzhou) Company Limited, Southern Airlines No. 15 Lease (Tianjin), Southern Airlines No. 16 Lease (Guangzhou) Company Limited to Southern Airlines No. 20 Lease (Guangzhou) Company Limited, Southern Airlines No. 24 Lease (Guangzhou) Company Limited to Southern Airlines No. 27 Lease (Guangzhou) Company Limited and Chongqing Airlines No. 1 (Chongqing) Finance Leasing Company Limited (the names of the new SPV subject to business registration);

(ii)	Registered address: Dongjiang Free Trade Port Zone of Tianjin, Guangzhou Nansha Free Trade Zone and Chongqing Lianglu Cuntan Free Trade Port Area and other free trade zones (depending on the specific preferential conditions);

(iii)	Registered capital: from RMB10,000 to RMB1,000,000, depending on the quantity and model of the operating aircraft of each SPV;

(iv)	The main business scope of the SPV established by the Company: aircraft and engine leasing business; cargo and technology import and export business; receipt of lease deposit from lessees, receive and transfer lease receivable, realizing residual value of and disposal of the leased goods (the business scope shall be subject to the review of the commercial and industrial departments and the approved business scope shall prevail);

The main business scope of SPV established by Chongqing Airlines: aircraft leasing business; cargo and technology import and export business.

(v)	The major contingent matters affecting the guaranteed parties’ solvency: None;

(vi)	The Company and Chongqing Airlines hold respectively 100% equity of the above mentioned 15 SPV;

(vii)	Since 2015 and as of the Latest Practicable Date, the Company has established 13 SPV (including Southern Airlines No. 1 Lease (Tianjin) Company Limited, Southern Airlines No. 2 Lease (Tianjin) Company Limited, Southern Airlines No. 5 Lease (Tianjin) Company Limited and etc.) for conducting aircraft and engine leasing structure business. Please see the below details for their 2017 annual and 2018 first quarterly major financial data.

LETTER FROM THE BOARD

Except the above disclosures, other SPV have not started actual operation activities yet.

(3)	Major Content of Guarantee Agreement

Name of Guaranteed Company	Guarantee Limit	Type of Guarantee	Guarantee Method	Period of Guarantee	Major Content of Guarantee Agreement

14 companies, including “Southern Airlines No. 1 Lease (Tianjin) Company Limited, Southern Airlines No. 2 Lease (Tianjin) Company Limited, Southern Airlines No. 5 Lease (Tianjin) Company Limited, Southern Airlines No. 10 Lease (Guangzhou) Company Limited, Southern Airlines No. 15 Lease (Tianjin) Company Limited, Southern Airlines No. 16 Lease (Guangzhou) Company Limited to Southern Airlines No. 20 Lease (Guangzhou), Southern Airlines No. 24 Lease (Guangzhou) Company Limited to Southern Airlines No. 27 Lease (Guangzhou) Company Limited” (final names subject to business registration)

	The maximum amount of US$3.241 billion (equivalent to approximately RMB20.743 billion)	Credit Guarantee	Joint Liability Guarantee	The period of guarantee is the same as aircraft leasing period with a maximum of 12 years. If a lease extension occurs, the period of guarantee shall be extended accordingly.

The Company provides guarantees in respect of debts owned by SPV to overseas lessor (such as rent payable) and liabilities under the lease agreement. If SPV fail to settle debts or liabilities under the lease agreement in whole or part, the Company shall fulfill the obligation of guarantee as agreed, and undertake an obligation in respect of rent and other payables to overseas lessor and liabilities under the lease agreement.

Chongqing Airlines No.1 (Chongqing) Finance Leasing Company Limited	The maximum amount of US$391 million (equivalent to approximately RMB2.5 billion).

The Company and Chongqing Airlines may allocate and adjust specific guarantee amounts for their respective SPV according to the actual number of aircraft under operation and the lease term within their respective maximum guarantee amounts.

LETTER FROM THE BOARD

(4)	The Board’s Opinion

The Board considers that the provision of guarantee for 15 SPV by the Company and its controlled subsidiary, Chongqing Airlines, is beneficial for the Company to obtain policy support in free trade zone through sub-leasing structural business and lower aircraft leasing cost and in the interests of the Company and all shareholders as a whole. As wholly-owned subsidiaries of the Company and Chongqing Airlines, the significant decisions and daily operation of the above 15 SPV are fully controlled by the Company and Chongqing Airlines, significant risk can be identified in advance and prevented effectively.

The Board agreed that the Company provided guarantees for 14 SPV established in Dongjiang Free Trade Port Zone of Tianjin and Guangzhou Nansha Free Trade Zone, up to US$3.241 billion (equivalent to approximately RMB20.743 billion); agreed that Chongqing Airlines provided guarantees for SPV established in Chongqing Lianglu Cuntan Free Trade Port Area, up to US$391 million (equivalent to approximately RMB2.5 billion). The period of guarantee is the same as aircraft leasing period with a maximum of 12 years. If a lease extension occurs, the period of guarantee shall be extended accordingly. It is approved to submit the resolution to the upcoming general meeting of the Company for consideration. It is authorized the General Manager of the Company’s Finance Department and the legal representative of Chongqing Airlines or its authorized person to respectively enter into corresponding documents as to guarantee upon the approval of the above proposal from the general meeting.

Independent directors of the Company issued independent opinions on the above matters as follows: (i) The Board of the Company agreed that the Company provided guarantees for 14 SPV, up to US$3.241 billion (equivalent to approximately RMB20.743 billion); Chongqing Airlines provided guarantees for SPV, up to US$391 million (equivalent to approximately RMB2.5 billion). The guarantees above can reduce aircraft leasing cost and are in the interests of the Company and all shareholders; (ii) As wholly-owned subsidiaries of the Company and Chongqing Airlines, the significant decisions and daily operation of the guarantee objects are fully controlled by the Company and Chongqing Airlines, significant risk can be identified in advance and prevented effectively and will not damage the interest of the Company and all shareholders; and (iii) The procedures of the Board for making decision on the aforesaid guarantees comply with the listing rules of the place where the Company is listed and requirements of Articles of Association, and shall be legal and valid.

(5)	Information on the Aggregate External Guarantees

As of the Latest Practicable Date, the Company and Xiamen Airlines provided loan guarantee for training expenses of self-sponsored trainee pilots and the balance of borrowings guaranteed was RMB349.4536 million, representing approximately 0.70% of the latest audited net assets of the Company. The total amount of external guarantees provided by the Company and Xiamen Airlines for wholly-owned and controlled subsidiary was approximately RMB10.845 billion, representing approximately 21.87% of the latest audited net assets of the Company. The Company and Xiamen Airlines have fulfilled joint liability guarantee for the loans of the self-sponsored pilot training program of approximately RMB20.5104 million (all figures above were unaudited).

LETTER FROM THE BOARD

(6)	2017 annual and 2018 first quarterly major financial data of SPV established by the Company

Unit: RMB

		31 March 2018
No.	Name of company	Total assets	Total liabilities	Total current liabilities	Net assets	Total bank loan	Operating revenue	Net profit
1	Southern Airlines No. 1 Lease (Tianjin) Company Limited	36,862,588.82	29,380,053.25	29,380,053.25	7,482,535.57	0	58,542,385.99	1,769,918.05
2	Southern Airlines No. 2 Lease (Tianjin) Company Limited	8,119,613.92	7,421,910.01	7,421,910.01	697,703.91	0	42,222,943.06	-677,654.23
3	Southern Airlines No. 3 Lease (Tianjin) Company Limited	4,545,265.26	5,277,472.58	5,277,472.58	-732,207.32	0	15,761,254.43	-3,696.43
4	Southern Airlines No. 4 Lease (Guangzhou) Company Limited	252,916.95	174,393.96	174,393.96	78,522.99	0	6,226,525.00	-1,078.90
5	Southern Airlines No. 5 Lease (Tianjin) Company Limited	2,054,925.44	2,473,903.06	2,473,903.06	-418,977.62	0	16,801,577.59	-5,552.17
6	Southern Airlines No. 6 Lease (Tianjin) Company Limited	2,248,048.39	2,596,663.43	2,596,663.43	-348,615.04	0	6,887,806.37	-2,289.10
7	Southern Airlines No. 7 Lease (Tianjin) Company Limited	1,675,440.25	2,024,767.49	2,024,767.49	-349,327.24	0	6,819,778.76	-2,208.19
8	Southern Airlines No. 8 Lease (Tianjin) Company Limited	1,166,700.01	1,517,614.45	1,517,614.45	-350,914.44	0	6,761,466.35	-2,121.11
9	Southern Airlines No. 9 Lease (Guangzhou) Company Limited	1,502,801.57	2,914,969.73	2,914,969.73	1,493,061.59	0	3,653,239.03	-306.02
10	Southern Airlines No. 12 Lease (Tianjin) Company Limited	988,631.19	900,468.66	900,468.66	88,162.53	0	5,397,745.02	-2,350.18
11	Southern Airlines No. 13 Lease (Tianjin) Company Limited	1,419,151.88	1,331,042.76	1,331,042.76	88,109.12	0	5,532,149.38	-2,403.59
12	Southern Airlines No. 14 Lease (Tianjin) Company Limited	7,333,010.21	7,364,452.35	7,364,452.35	-31,442.14	0	7,210,843.04	-1,688.66
13	Southern Airlines No. 21 Lease (Tianjin) Company Limited	1,927,493.96	1,927,643.96	1,927,643.96	-150.00	0	449,281.27	-150

Total		72,619,810.45	64,923,348.54	64,923,348.54	7,696,461.91	0	182,266,995.29	1,068,419.47

Unit: RMB

		31 December 2017
No.	Name of company	Total assets	Total liabilities	Total current liabilities	Net assets	Total bank loan	Operating revenue	Net profit
1	Southern Airlines No. 1 Lease (Tianjin) Company Limited	38,770,053.00	33,057,435.48	33,057,435.48	5,712,617.52	0	276,389,545.32	4,821,741.64
2	Southern Airlines No. 2 Lease (Tianjin) Company Limited	10,840,531.76	9,465,173.62	9,465,173.62	1,375,358.14	0	45,728,288.02	-124,641.86
3	Southern Airlines No. 3 Lease (Tianjin) Company Limited	6,072,852.40	6,801,363.29	6,801,363.29	-728,510.89	0	39,407,889.97	-1,228,510.89
4	Southern Airlines No. 4 Lease (Guangzhou) Company Limited	230,683.88	151,081.99	151,081.99	79,601.89	0	22,003,678.67	-220,398.11
5	Southern Airlines No. 5 Lease (Tianjin) Company Limited	2,264,699.92	2,678,125.37	2,678,125.37	-413,425.45	0	21,227,116.23	-713,425.45
6	Southern Airlines No. 6 Lease (Tianjin) Company Limited	2,136,031.91	2,482,357.85	2,482,357.85	-346,325.94	0	7,350,537.26	-446,325.94
7	Southern Airlines No. 7 Lease (Tianjin) Company Limited	2,329,842.73	2,676,961.78	2,676,961.78	-347,119.05	0	7,665,875.68	-447,119.05
8	Southern Airlines No. 8 Lease (Tianjin) Company Limited	1,659,339.43	2,008,132.76	2,008,132.76	-348,793.33	0	8,145,342.90	-448,793.33
9	Southern Airlines No. 9 Lease (Guangzhou) Company Limited	1,502,801.57	1,509,433.96	1,509,433.96	-6,632.39	0	0.00	-6,632.39
10	Southern Airlines No. 12 Lease (Tianjin) Company Limited	100,001.67	9,488.96	9,488.96	90,512.71	0	0.00	-9,487.29
11	Southern Airlines No. 13 Lease (Tianjin) Company Limited	100,001.67	9,488.96	9,488.96	90,512.71	0	0.00	-9,487.29
12	Southern Airlines No. 14 Lease (Tianjin) Company Limited	1,023,825.55	1,053,579.03	1,053,579.03	-29,753.48	0	1,691,157.65	-229,753.48

Total		67,030,665.49	61,902,623.05	61,902,623.05	5,128,042.44	0	429,609,431.70	937,166.56

LETTER FROM THE BOARD

4.	AGM

A notice convening the AGM to be held at 2:30 p.m., Friday, 15 June 2018 at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC, a form of proxy for the AGM and a reply slip have been despatched by the Company on 28 April 2018 and are also published on the websites of the Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.csair.com).

A supplemental notice setting out the additional resolution to be resolved at the AGM is set out on pages 42 to 43 of this circular. Whether or not you intend to be present at the AGM, you are requested to complete the accompanying supplementary form of proxy in accordance with the instructions printed thereon and return the same to the branch share registrar of the Company in Hong Kong, Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong (in case of holders of H shares) or the registered office of the Company at 278 Ji Chang Road Guangzhou, PRC 510405 (in case of holders of A shares), no later than 24 hours before the time fixed for holding the AGM or any adjournment thereof. Completion and return of the supplementary form of proxy will not prevent you from attending, and voting at, the AGM or any adjournment thereof if you so wish.

Pursuant to Rule 13.39(4) of the Listing Rules and the Articles of Association, any vote of the Shareholders at the AGM must be taken by poll.

5.	RECOMMENDATION OF THE BOARD

The Directors believe that all the resolutions (including the resolution regarding the Provision of Deposit Services and the revised Cap under the Supplemental Agreement) proposed for consideration and approval by the Shareholders at the AGM are in the best interests of the Company and the Shareholders as a whole, and the Company will continue to comply with the requirements of the Listing Rules and all the decisions made by the Board will be in the interests of the Company and its Shareholders as a whole. Accordingly, the Directors recommend the Shareholders to vote in favour of the resolutions (including the resolution regarding the revised Cap under the Supplemental Agreement) to be proposed at the AGM as set out in the notice and the supplemental notice of AGM.

6.	ADDITIONAL INFORMATION

Your attention is drawn to (i) the letter from the Independent Board Committee as set out on pages 21 to 22 of this circular which contains its recommendation to the Independent Shareholders as to voting at the AGM in relation to the Provision of Deposit Services and the revised Cap under the Supplemental Agreement; and (ii) the letter from the Independent Financial Adviser as set out on pages 23 to 37 of this circular which contains its advice to the Independent Board Committee and the Independent Shareholders in relation to the Provision of Deposit Services and the revised Cap under the Supplemental Agreement.

Your attention is drawn to the general information set out in the appendix to this circular.

By Order of the Board
Wang Chang Shun
Chairman

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

The following is the letter of advice from the Independent Board Committee to the Independent Shareholders in respect of the Provision of Deposit Services and the proposed revision of Cap under the Supplemental Agreement, which has been prepared for the purpose of inclusion in this circular.

18 May 2018

To the Independent Shareholders

Dear Sir or Madam,

DISCLOSEABLE AND CONNECTED TRANSACTION

AND CONTINUING CONNECTED TRANSACTIONS

REVISION OF ANNUAL CAP FOR THE

FINANCIAL SERVICES FRAMEWORK AGREEMENT

INTRODUCTION

We refer to a circular (the “Circular”) of the Company dated 18 May 2018 of which this letter forms part. Terms used in this letter have the same meaning as defined in the Circular unless the context otherwise requires.

We have been appointed by the Board as the Independent Board Committee to advise you whether the terms of the Provision of Deposit Services and the proposed revised Cap under the Supplemental Agreement are on normal commercial terms or better, in ordinary and usual course of business of the Company, fair and reasonable as far as the Company and the Shareholders are concerned and in the interests of the Company and the Shareholders as a whole. Challenge Capital has been appointed as the Independent Financial Adviser to advise us and the Independent Shareholders in this regard.

We wish to draw your attention to the letter from the Board as set out on pages 4 to 20 of the Circular and the letter from the Independent Financial Adviser as set out on pages 23 to 37 of the Circular, which contains, inter alia, its advice and recommendation regarding the terms of Provision of Deposit Services and the proposed revised Cap under the Supplemental Agreement with the principal factors and reasons for its advice and recommendation.

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

RECOMMENDATION

Taking into account the advice and recommendation of the Independent Financial Adviser, we are of the view that the terms of the Provision of Deposit Services and the proposed revised Cap under the Supplemental Agreement are on normal commercial terms or better, in ordinary course of business of the Company, fair and reasonable so far as the Company and its Shareholders are concerned and in the interests of the Company and its Shareholders as a whole. Accordingly, we recommend the Independent Shareholders to vote in favour of the proposed resolution to approve the Supplemental Agreement at the AGM.

Yours faithfully,

For and on behalf of

the Independent Board Committee of

CHINA SOUTHERN AIRLINES COMPANY LIMITED

Zheng Fan	Gu Hui Zhong	Tan Jin Song	Jiao Shu Ge

Independent Non-executive Directors

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The following is the full text of a letter of advice from Challenge Capital Management Limited to the Independent Board Committee and the Independent Shareholders in respect of the Provision of Deposit Services and the revised Cap under the Supplemental Agreement, which has been prepared for the purpose of inclusion in this circular.

3/F, Kailey Tower, 16 Stanley Street, Central, Hong Kong

18 May 2018

To:	The Independent Board Committee and the Independent Shareholders of

China Southern Airlines Company Limited

Dear Sirs,

DISCLOSEABLE AND CONNECTED TRANSACTION

AND

CONTINUING CONNECTED TRANSACTIONS

REVISION OF ANNUAL CAP FOR

THE FINANCIAL SERVICES FRAMEWORK AGREEMENT

INTRODUCTION

We refer to our engagement as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the Provision of Deposit Services and the revised Cap under the Supplemental Agreement, details of which are set out in the letter from the Board (the “Letter from the Board”) contained in the circular of the Company to the Shareholders dated 18 May 2018 (the “Circular”), of which this letter forms part. Capitalised terms used in this letter shall have the same meanings as those defined in the Circular unless otherwise defined or the context requires otherwise.

On 27 April 2018, the Company and the Finance Company entered into the Supplemental Agreement, pursuant to which the Parties have agreed to revise, inter alia, the Cap in relation to the Provision of Deposit Services for the period from the effective date of the Supplemental Agreement to 31 December 2019 from RMB8 billion to RMB10 billion, subject to the Independent Shareholders’ approval. The Supplemental Agreement shall be effective from the date of obtaining the Independent Shareholders’ approval at the AGM.

CSAH is the controlling shareholder of the Company directly and indirectly holding approximately 50.65% equity interests in the Company as at the Latest Practicable Date, and is therefore a connected person of the Company under the Listing Rules. The Finance Company is a non-wholly-owned subsidiary of CSAH and thus, it is also a connected person of the Company under the Listing Rules. Accordingly, the Financial Services Framework Agreement and the transactions contemplated thereunder constitute continuing connected transactions of the Company under the Listing Rules.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

As the relevant applicable percentage ratios for the revised Cap is higher than 5% on an annual basis, the Provision of Deposit Services constitutes a non-exempt continuing connected transaction under Chapter 14A of the Listing Rules and is subject to the reporting, annual review, announcement and the independent shareholders’ approval requirements under Chapter 14A of the Listing Rules. Furthermore, the Provision of Deposit Services constitutes the provision of financial assistance under Rule 14.04(1)(e) of the Listing Rules, and as the relevant applicable percentage ratios for the revised Cap is higher than 5% and less than 25% on an annual basis, the Provision of Deposit Services also constitutes a discloseable transaction under Chapter 14 of the Listing Rules.

The Independent Board Committee comprising all four independent non-executive Directors has been formed to consider the Provision of Deposit Services and the proposed revision of Cap under the Supplemental Agreement so far as the Company and the Independent Shareholders are concerned as a whole. We, Challenge Capital Management Limited, have been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in this regard.

Save for our previous three engagements as (i) the independent financial adviser to the then independent board committee and independent shareholders of the Company in respect of a discloseable and connected transaction and continuing connected transaction in relation to the Financial Services Framework Agreement as detailed in the circular of the Company dated 1 November 2016; (ii) the independent financial adviser to the then independent board committee and independent shareholders of the Company in respect of a discloseable transaction and continuing connected transaction in relation to the aircraft finance lease framework agreement as detailed in the circular of the Company dated 29 May 2017; and (iii) the independent financial adviser to the then independent board committee and independent shareholders of the Company in respect of a major transaction and continuing connected transaction in relation to the 2018-2019 finance and lease service framework agreement as detailed in the circular of the Company dated 26 October 2017, we have not acted, within the last two years, as an independent financial adviser or a financial adviser to the Company, the Finance Company, CSAH or any of their respective associates. We are independent from and not connected with the Company, the Finance Company, CSAH or any of their respective associates. Accordingly, we are considered eligible to give independent advice on the Provision of Deposit Services and the revised Cap under the Supplemental Agreement. Apart from normal advisory fees payable to us for our services rendered to the Company in connection with the previous three engagements and this appointment, no arrangement exists whereby we shall receive any other fees or benefits from the Company, the Finance Company, CSAH or any of their respective associates.

BASIS OF OUR OPINION

In formulating our opinion and recommendations, we have relied on the information, facts and representations contained or referred to in the Circular and the information, facts and representations provided to us by the Company, and the opinions expressed by its management. We have assumed that all information, facts and representations contained or referred to in the Circular, and the information, facts and representations provided by the Company, and the opinions expressed by its management, are true, accurate and complete in all material respects as at the date of the Circular and that they may be relied upon in formulating our opinion.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

We have also assumed that all views, opinions and statements of intention provided by the Directors, advisors and representatives of the Company have been arrived at after due and careful enquiries. The Directors have confirmed to us that no material facts have been withheld or omitted from the information supplied and opinions expressed. We consider that we have been provided with, and have reviewed, all currently available information and documents which are available under present circumstances to enable us to reach an informed view and to provide a reasonable basis for our opinion. We have no reason to suspect that any relevant information has been withheld, nor are we aware of any facts or circumstances which would render the information provided and representations made to us untrue, inaccurate or misleading. We consider that we have performed all the necessary steps to enable us to reach an informed view and to justify our reliance on the information provided so as to provide a reasonable basis for our opinion. We have not, however, conducted any independent verification of the information provided by the Company and its management, nor have we conducted independent detailed investigation or audit into the businesses or affairs or future prospects of the Group. Our opinion is necessarily based on the financial, economic, market and other conditions in effect, and the information made available to us, as at the Latest Practicable Date.

All Directors jointly and severally accept full responsibility for the accuracy of the information contained in the Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the information contained in the Circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement in the Circular misleading.

This letter is issued for the information of the Independent Board Committee and the Independent Shareholders solely in connection with their consideration of the Provision of Deposit Services and the revised Cap under the Supplemental Agreement, and, except for its inclusion in the Circular, is not to be quoted or referred to, in whole or in part, nor shall this letter be used for any other purposes, without our prior written consent.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In formulating our opinion in respect of the Provision of Deposit Services and the revised Cap under the Supplemental Agreement, we have considered the following principal factors and reasons:

1.	Background of the Supplemental Agreement

As disclosed in the circular of the Company to the Shareholders dated 1 November 2016, the Company and the Finance Company entered into the Financial Services Framework Agreement on 29 August 2016 to, among other things, renew and extend the term of the provision of the financial services (including the Provision of Deposit Services) by the Finance Company for a fixed term of three years commencing from 1 January 2017 to 31 December 2019.

As disclosed in the Letter from the Board, the Directors have been closely monitoring the Provision of Deposit Services. In light of the increase in the amount of deposits to be placed by the Group with the Finance Company exceeds the original projection, the Directors are of the view that the original Cap will no longer be sufficient to cover the maximum daily balance of the deposits to be placed by the Group with the Finance Company during the remaining term of the Financial Services Framework Agreement. Accordingly, the Company and the Finance Company entered into the Supplemental Agreement on 27 April 2018 to revise the Cap for the period from the effective date of the Supplemental Agreement to 31 December 2019 from RMB8 billion to RMB10 billion in order to comply with Rule 14A.54 of the Listing Rules.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

2.	Information of the Group, CSAH and the Finance Company

(i)	Background of the Group

The Group is principally engaged in the business of civil aviation and is one of the largest airline companies in the PRC. According to the annual report of the Company for the year ended 31 December 2017 (the “2017 Annual Report”), as at 31 December 2017, the Group operated more than 2,000 flights daily flying to over 200 destinations in over 40 countries and regions around the world, providing over 300,000 seats to the market. In 2017, the Group’s volume of passengers amounted to nearly 126 million. As further disclosed in the 2017 Annual Report, the Group had a fleet of 754 passenger and cargo aircraft as of 31 December 2017, ranking the first in Asia and fourth worldwide in terms of fleet scale and number of passengers. By the end of the “13th Five-year Plan” period, the Group aims to develop into a large international airline with an extensive network and a fleet of exceeding 1,000 aircraft.

(ii)	Background of CSAH

CSAH is a state-owned enterprise established under the laws of the PRC and is the controlling shareholder of the Company. The major business operation of CSAH is to operate the state-owned assets and state-owned equities being invested into the Group and its joint stock companies. As stated in the 2017 Annual Report, CSAH is one of the three core air transportation groups directly managed by the State-owned Assets Supervision and Administration Commission of the State Council which specializes in relevant industries including air transportation and cargo logistics, aero engines maintenance, import-export trade, financing, construction and development and media and advertising.

(iii)	Background of the Finance Company

The Finance Company was established in the PRC in 1995. It has a registered capital of approximately RMB1,073 million and is owned as to approximately 66.02% by CSAH and its wholly-owned subsidiary, and as to approximately 33.98% by the Company together with its four subsidiaries. The Finance Company is a non-bank finance company established under the direction of the PBOC with the main business scope of providing various financial services (including deposit and loan facilities, credit facilities, guarantee, remittance of money and credit references) principally to the CSAH Group under the applicable rules and regulations in the PRC. In this respect, we have obtained and reviewed copies of the approvals granted by the relevant authorities permitting the Finance Company to carry out such financial services including the provision of deposit services.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Regulatory environment of the Finance Company

The Finance Company is regulated by the PBOC and the CBIRC and provides its services in accordance with and in satisfaction of the rules and regulations of these regulatory authorities. In particular, it provides financial services to members of the CSAH Group in accordance with the Administrative Measures for the Finance Companies of Enterprise Groups (企業集團財務公司管理辦法) (the “Administrative Measures”), and does not provide financial services to entities outside the CSAH Group. Pursuant to the Administrative Measures, the Finance Company is required to submit annual audited financial statements and regularly report its operation status to the CBIRC. In addition, the Finance Company must comply with certain financial ratio requirements set by the CBIRC from time to time.

The below table sets out the key financial ratio requirements of the CBIRC and the respective financial ratios of the Finance Company as at 31 December 2016, 31 December 2017 and 31 March 2018 as provided by the Company:

		Financial ratios of the Finance Company as at
Financial ratios	Requirements of the CBIRC	31 December 2016	31 December 2017	31 March 2018
Capital adequacy ratio	Not less than 10%	24.03%	30.36%	28.4%
Inter-bank borrowing balances to total capital ratio	Not more than 100%	0%	0%	64.89%
Total amount of outstanding guarantees to total capital ratio	Not more than 100%	0%	0%	0%
Total amount of investment to total capital ratio	Not more than 70%	67.33%	54.21%	57.48%
Self-owned fixed assets to total capital ratio	Not more than 20%	0.08%	0.09%	0.08%

As shown in the table above, the Finance Company complied with the relevant financial ratio requirements of the CBIRC as at 31 December 2016, 31 December 2017 and 31 March 2018, respectively. We have been advised by the Directors that, to the best of their knowledge up to the Latest Practicable Date, there is no record of non-compliance with the relevant laws, rules and regulations in the PRC applicable to the Finance Company.

Organisational structure of the Finance Company

The Finance Company has a well-developed and comprehensive organisational structure to maintain its risk management function and internal control environment. According to the information provided by the Company, the Finance Company has established a board of directors under which a strategy management committee, a credit review committee, an investment decision committee, a risk management committee and an audit committee have been formed. Under the board of directors and/or the said committees of the Finance Company, there are ten functional departments designated with different responsibilities including business, financial services, investment business (research and development), investment banking (innovative business), fund planning, risk management (compliance management), finance, information and technology, integrated management, and internal audit (disciplinary committee office).

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Financial performance of the Finance Company

The table below sets out a summary of the financial performance of the Finance Company extracted from its audited financial statements for the years ended 31 December 2016 and 31 December 2017 and its unaudited management accounts for the three months ended 31 March 2018.

	For the year ended		For the three months ended
	31 December 2016 RMB million (audited)	31 December 2017 RMB million (audited)	31 March 2018 RMB million (unaudited)
Operating revenue	143.4	240.8	74.2
Profit before tax	132.5	173.8	66.1
Profit after tax	108.2	136.4	50.3

Based on the unaudited management accounts of the Finance Company, the net assets value of the Finance Company as at 31 March 2018 was approximately RMB1,699.6 million.

3.	Reasons for and benefits of the Provision of Deposit Services

(i)	Improved interest income and competitiveness

According to the Financial Services Framework Agreement, the interest rate for the Group’s deposits with the Finance Company shall not be lower than (i) the interest rate rules prescribed by the PBOC from time to time for the same term of deposit; and (ii) the rate payable by normal commercial banks in the PRC for comparable deposits. As such, placing deposits with the Finance Company would allow the Group to receive interest income at interest rates no less favourable than that normal commercial banks in the PRC would offer to the Group.

Furthermore, entering into the Financial Services Framework Agreement allows the Group to secure a stable source of the financial services in its ordinary course of business, while the Group is not restricted to approach or engage any banks or financial institutions to satisfy its financial service needs. Therefore, entering into the Financial Services Framework Agreement provides an additional option to the Group to deposit its funds on terms no less favourable than those of external parties, which can in turn help to enhance the competitiveness and bargaining power of the Group in negotiating more favourable terms with external parties for its deposits.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(ii)	Centralised and flexible fund management

The utilisation of deposit services as well as the clearing and settlement services through the Finance Company will help to facilitate the transfer of funds amongst the members of the Group in a more efficient manner. By maintaining accounts with the Finance Company by the Company and its group companies and leveraging on the Finance Company as the settlement platform, fund transmission time can be reduced to expedite the turnaround of funds, and thus strengthen the Company’s centralised fund management. In addition, by enabling the Group to access a centralised fund pool can provide flexibility to the Group in making timely intergroup transfer from time to time without any restriction in meeting its funding needs, minimise unnecessary idle cash balances within the Group, and reduce the need and cost for the Group to obtain external financing.

(iii)	Long and stable relationship

The Finance Company has a long-standing and well-established relationship with the Group. We understand from the Company that the Finance Company has been providing financial services to the Group for over 20 years since the establishment of the Finance Company. Considering the relationship established between the Finance Company and the Group, and the understanding of the Group’s operational needs developed therefrom, it is believed that the Provision of Deposit Services would allow the Group to continue to enjoy efficient and high quality deposit services from the Finance Company.

(iv)	Sharing of profits

As set out in the Letter from the Board, the Finance Company, being a regulated non-bank financial institution in the PRC, is entitled to interbank interest rates which are generally higher than normal commercial interest rates when re-depositing deposits with commercial banks in the PRC. Thus, when the Group places deposits with the Finance Company, the Finance Company can in turn re-deposit such amount received with other normal commercial banks in the PRC at the interbank interest rates. As advised by the management of the Company, the Group intends to place more deposits with the Finance Company after the revised Cap is approved. As a result, the Finance Company will be able to re-deposit a larger amount of deposits from the Group and lend new capital to the companies within the CSAH Group to generate additional interest income. Given the Company directly holds 25.28% equity interests and indirectly holds 8.70% equity interests in the Finance Company, it is expected that the Company will benefit from sharing of profits generated from the additional interest income of the Finance Company.

(v)	Capital risk control measures

With reference to the Administrative Measures, the customers of the Finance Company are limited to entities within the CSAH Group (including the Group). Such measure reduces the business risk that the Finance Company may otherwise be exposed to if its customers also include entities other than the members of the CSAH Group.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Pursuant to the Financial Services Framework Agreement, the Finance Company undertakes that it will only deposit its idle cash with state-owned or listed commercial banks and that the total amount of outstanding loans extended by the Finance Company to the CSAH Group (excluding the Group) must not exceed the sum of the Finance Company’s shareholders’ equity, capital reserves and money deposit received from other parties (except the Group). As advised by the management of the Company, the Finance Company reports to the Company on a monthly basis regarding the status of the Company’s deposit and the re-deposit with other commercial banks made by the Finance Company. Such measures allow the Company to closely monitor the status of its deposits placed with the Finance Company.

According to the Letter from the Board, on 31 March 2009, CSAH, as the controlling shareholder of the Finance Company, has undertaken to the Company the following: (1) the Finance Company is a duly incorporated enterprise group finance company under the Administrative Measures and the other relevant rules and regulations, whose principal business is to provide finance management services, such as deposit and financing for the members of the CSAH Group; and the relevant capital flows are kept within the CSAH Group; (2) the operations of the Finance Company are in compliance with the requirements of the relevant laws and regulations and it is running well, therefore the deposits placed with and loans from the Finance Company of the Company are definitely secure. In future, the Finance Company will continue to operate in strict compliance with the requirements of the relevant laws and regulations; (3) in respect of the Company’s deposits with and borrowings from the Finance Company, the Company will continue to implement its internal procedures in accordance with the relevant laws and regulations and the Articles of Association, and CSAH will not intervene in the relevant decision-making process of the Company; and (4) as the Company is independent from CSAH in respect of its assets, businesses, personnel, finance and organisational structures, CSAH will continue to fully respect the rights of the Company to manage its own operations, and will not intervene in the daily business operations of the Company. We noted from the 2017 Annual Report that these are long-term undertakings, and that they have been strictly fulfilled.

Additionally, the Company has adopted a series of capital risk control measures to mitigate the potential risks associated with depositing funds in the Finance Company as stated in the Letter from the Board. In particular, the Board has passed “The Risk Control System relating to the Connected Transactions between China Southern Airlines Company Limited and Southern Airlines Group Finance Company Limited” on 28 July 2010 (the full text of which has been uploaded on the website of the Shanghai Stock Exchange). In this respect, we noted that such risk control system stipulates the detailed risk control measures to govern the conduct of the connected transactions between the Company and the Finance Company. We have further discussed with the Company and understand that the Provision of Deposit Services has been and will be carried out in accordance with such risk control system continuously so as to ensure the safety and liquidity of the deposits placed by the Group with the Finance Company. Moreover, the Company has appointed director representatives in the Finance Company to supervise the operation and management of the Finance Company, as well as its internal control environment. According to the information provided by the Company regarding the board members of the Finance Company, two of the five existing directors of the Finance Company were appointed by the Group to monitor the business and the operation of the Finance Company.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Having considered the above reasons and benefits, we are of the view that the Provision of Deposit Services is in the ordinary and usual course of business of the Company and in the interests of the Company and the Shareholders as a whole.

4.	Principal terms of the Supplemental Agreement

Date

27 April 2018

Parties

(a)	The Company

(b)	The Finance Company

Subject matter

Pursuant to the Supplemental Agreement, the Parties have agreed to revise each of the Cap in relation to the Provision of Deposit Services and the Provision of Loan Services for the period from the effective date of the Supplemental Agreement to 31 December 2019 from RMB8 billion to RMB10 billion, subject to the Independent Shareholders’ approval. The Supplemental Agreement shall be effective from the date of obtaining the Independent Shareholders’ approval at the AGM. Save for the said revision of the Cap, all other terms of the Financial Services Framework Agreement shall remain unchanged.

Please refer to the circular of the Company dated 1 November 2016 for the detailed terms of the Financial Services Framework Agreement. The principal terms of the Provision of Deposit Services are set out below according to the Letter from the Board:

Provision of Deposit Services

The Finance Company shall accept deposit of money from the Group and the Group is not subject to any extra charges for depositing money with the Finance Company. The Finance Company will in turn deposit the whole of such sums of money with certain state-owned commercial banks and listed commercial banks to control the risk. The Finance Company will ensure the Group is able to use its deposits at any time.

For the pricing policy of the Provision of Deposit Services, the interest rate for the Group’s deposits with the Finance Company shall not be lower than (i) the interest rate rules prescribed by the PBOC from time to time for the same term of deposit; and (ii) the rate payable by normal commercial banks in the PRC for comparable deposits. We further understand from the management of the Company that, in respect of the Group’s foreign currency deposits with the Finance Company where no interest rate rules prescribed by the PBOC are applicable, the interest rate payable by the Finance Company shall not be lower than the rate payable by normal commercial banks in the PRC for comparable deposits.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

For our due diligence purpose, we have obtained from the Company samples of notice of interest payment for deposits placed with the Finance Company by the Group since 2017. We have compared the interest rates of the samples of RMB deposits with the latest benchmark interest rates for RMB deposits promulgated by the PBOC on 24 May 2015, and noted that the interest rates offered by the Finance Company to the Group were not lower than the relevant benchmark interest rates for the same term of deposits. Furthermore, we have compared the interest rates of the samples with the deposit interest rates offered by normal commercial banks in the PRC as provided by the Company, and noted that the interest rates offered by the Finance Company to the Group were not lower than those offered by normal commercial banks in the PRC for comparable deposits. On the above basis, we consider that the Group has complied with the aforesaid pricing policy.

Having considered the above, in particular that the deposit interest rates offered to the Group by the Finance Company will be no less favourable than those offered to the Group by normal commercial banks in the PRC for comparable deposits, we are of the view that the Provision of Deposit Services is on normal commercial terms, and the terms of which are fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Company and the Shareholders as a whole.

5.	Internal control procedures

We have discussed with the Company and understand that it has adopted the following internal control procedures to ensure that the Provision of Deposit Services will be conducted on normal commercial terms and in accordance with the Financial Services Framework Agreement and the Supplemental Agreement:

(a)	The finance department of the Company is responsible to ensure that the Finance Company will closely monitor the interest rate rules prescribed by the PBOC and compare the interest rates and terms offered by normal commercial banks in the PRC from time to time. If there is any change to the interest rate rules prescribed by the PBOC, the finance department of the Company will liaise and negotiate with the Finance Company to ensure any adjustment made by the Finance Company will be in compliance with the latest interest rate rules and the pricing policies under the Financial Services Framework Agreement;

(b)	The finance department of the Company will closely monitor the outstanding deposit balance of the Group with the Finance Company on a daily basis to ensure that it does not exceed the Cap, and will check the applicable deposit interest rates upon obtaining the notices on interest received from the Finance Company to ensure that they are in compliance with the pricing policies as set out in the Financial Services Framework Agreement. Such procedures will be reviewed by the general manager and the chief accountant of the Company on a regular basis;

(c)	The legal department of the Company is responsible for monitoring, collecting and evaluating the detailed information of the continuing connected transactions under the Financial Services Framework Agreement, including but not limited to the implementation of the pricing policies, payment arrangements and actual transaction amounts under the specific transactions on a monthly basis to ensure that the relevant transactions are conducted in compliance with the Financial Services Framework Agreement;

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(d)	The internal audit department of the Company will review and assess the internal control procedures of the Group on an annual basis, including but not limited to the relevant information in relation to the Financial Services Framework Agreement. An internal control assessment report will be prepared by the internal audit department and submitted to the Board for review and approval; and

(e)	The independent non-executive Directors and the auditor of the Company will conduct annual review of the transactions contemplated under the Financial Services Framework Agreement.

We noted from the above that the Company has adopted a set of internal control measures to assign specific responsibilities to various designated departments of the Company in performing regular review and cross-checking on the terms of the Provision of Deposit Services in order to make sure that the Provision of Deposit Services will be conducted on normal commercial terms and in accordance with the Financial Services Framework Agreement and the Supplemental Agreement.

We have reviewed the internal control assessment report for the year ended 31 December 2017 published by the Company which concluded that no material weaknesses had been identified during the relevant period under review. In addition, we understand that the Company has engaged an external auditor to perform independent audit on the effectiveness of the Company’s internal control over the financial statements and such external auditor was of view that the Company had in all material aspects maintained effective internal control over the financial statements as of 31 December 2017.

Furthermore, we noted from the 2017 Annual Report that the independent non-executive Directors have reviewed and confirmed that the non-exempt continuing connected transactions (which include the Provision of Deposit Services) for the year ended 31 December 2017 have been (a) conducted in the ordinary and usual course of business of the Group; (b) entered into on normal commercial terms or better; and (c) conducted in accordance with the relevant agreement governing them on terms that were fair and reasonable and in the interests of the Shareholders as a whole. The auditor of the Company has also confirmed in the 2017 Annual Report that such continuing connected transactions (a) have been approved by the Board; (b) were, in all material aspects, in accordance with the pricing policies of the Group for transactions involving the provision of goods or services by the Group; (c) were entered into, in all material respects, in accordance with the relevant agreements governing such transactions; and (d) have not exceeded the annual cap as set by the Company. As confirmed by the Company, the Company will continue to comply with the relevant annual review requirements under the Listing Rules on an on-going basis.

Given the above, we concur with the Directors’ view that the Group has implemented effective internal control procedures to ensure that the Provision of Deposit Services will be conducted on normal commercial terms and in accordance with the Financial Services Framework Agreement and the Supplemental Agreement.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

6.	Historical figures and the revised Cap

The following table summarised the relevant financial information of the Group as extracted from the 2017 Annual Report and the first quarterly report of the Company for the three months ended 31 March 2018 (the “2018 First Quarterly Report”), as well as the historical caps for the provision of deposit services by the Finance Company for the respective years/period:

	As at 31 December		As at 31 March
	2016	2017	2018
	RMB million (audited)	RMB million (audited)	RMB million (unaudited)
Cash and cash equivalents	4,152	6,826	6,185
Deposits placed with the Finance Company	3,759	6,095	4,451
Historical cap	8,000	8,000	8,000

Based on the information disclosed in the Letter from the Board and provided by the Company, the table below summarised (i) the historical maximum and average daily balance of deposits placed with the Finance Company by the Group; and (ii) the historical maximum and average daily utilisation of the historical cap, during the years ended 31 December 2016 and 31 December 2017 and the three months ended 31 March 2018, respectively:

	For the year ended 31 December		For the three months ended 31 March
	2016 RMB million	2017 RMB million	2018 RMB million
Maximum daily balance of deposits placed with the Finance Company by the Group (including accrued interest)	6,991	7,622	7,939
Maximum daily utilisation of the historical cap (Note 1)	87.4%	95.3%	99.2%
Average daily balance of deposits placed with the Finance Company by the Group (including accrued interest)	2,503	4,655	6,221
Average daily utilisation of the historical cap (Note 2)	31.3%	58.2%	77.8%

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Notes:

1.	The maximum daily utilisation of historical cap is calculated by dividing the maximum daily balance of deposits placed with the Finance Company by the Group during the respective year or period by the historical cap.

2.	The average daily utilisation of historical cap is calculated by dividing the average daily balance of deposits placed with the Finance Company by the Group during the respective year or period by the historical cap.

Pursuant to the Supplemental Agreement, the Cap is proposed to be revised to RMB10 billion. As stated in the Letter from the Board, the revised Cap is determined with reference to (i) the cash flow position of the Group; (ii) the original Cap of RMB8 billion; (iii) the maximum historical daily balance of the deposits of the Group with the Finance Company; and (iv) the stable growth of the aviation transportation industry, the operation scale of the Company and the increase of the deposits and loans demand.

In assessing the fairness and reasonableness of the revised Cap, we have taken into account the following factors:

(i)	As shown in the table above, the cash and cash equivalents of the Group increased by approximately 49.0% from approximately RMB4,152 million as at 31 December 2016 to approximately RMB6,185 million as at 31 March 2018. According to the 2017 Annual Report, the Group’s operating revenue increased by approximately 11.2% from approximately RMB114,981 million for the year ended 31 December 2016 to approximately RMB127,806 million for the year ended 31 December 2017. According to the 2018 First Quarterly Report, the Group recorded operating revenue of approximately RMB34,101 million for the three months ended 31 March 2018, representing an increase of approximately 10.1% as compared to that of approximately RMB30,973 million for the corresponding period in 2017;

(ii)	As disclosed in the Letter from the Board, the historical maximum daily balance of deposits placed with the Finance Company by the Group during the years ended 31 December 2016 and 31 December 2017 and the three months ended 31 March 2018 amounted to approximately RMB6,991 million, RMB7,622 million and RMB7,939 million respectively. In terms of utilisation rate, such maximum daily balances respectively represented approximately 87.4% and 95.3% of the relevant historical cap during 2016 and 2017, and reached approximately 99.2% of the original Cap during the first quarter of 2018, indicating that the original Cap has been almost fully utilised. Additionally, the Group’s average daily utilisation of the relevant historical cap during the years ended 31 December 2016 and 31 December 2017 and the three months ended 31 March 2018 was approximately 31.3%, 58.2% and 77.8% respectively, which have demonstrated an increasing trend as illustrated in the table above. Furthermore, based on the information provided by the Company, we noted that the maximum monthly balance of deposits placed with the Finance Company by the Group reached above RMB6.4 billion (which represents 80% of the original Cap) in five months and above RMB7.2 billion (which represents 90% of the original Cap) in three months out of the six months from October 2017 to March 2018, indicating a high frequency of utilisation of the original Cap since the fourth quarter of 2017;

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(iii)	As disclosed in the 2017 Annual Report, it is expected that China’s civil aviation transport market will continue to maintain a medium-to-high speed of growth. According to the “13th Five-year Plan for the Development of Civil Aviation in China” (中國民用航空發展第十三個 五年規劃) jointly published by Civil Aviation Administration of China, National Development and Reform Commission of the PRC and the Ministry of Transport of the PRC in December 2016, the annual number of passengers carried by China’s civil aircraft is estimated to reach 720 million in 2020, representing a compound annual growth rate of approximately 10.4% from 2015 to 2020. The total traffic volume of civil aviation transportation in China is estimated to reach 142 billion tonne kilometers in 2020, representing a compound annual growth rate of approximately 10.8% from 2015 to 2020.

We noted from the 2017 Annual Report that the Group’s total traffic revenue and total number of passengers carried increased by approximately 11.1% and 10.2% respectively from 2016 to 2017, which is in line with the growth of the industry. We also noted that the Company plans to (i) launch new international routes in 2018, such as Guangzhou-Rome, Beijing-Teheran, Shenzhen-Da Nang, Urumchi-Lahore and Wuhan-London; and (ii) introduce 115, 105, and 89 new aircraft in 2018, 2019, and 2020 respectively. We were given to understand that the volume of the Group’s cash inflow and the demand on deposit services are expected to increase as a result of the continuous growth of the aviation transportation industry and the expansion of operation scale of the Company; and

(iv)	The Directors have been closely monitoring the Provision of Deposit Services as well as the cash and bank balance of the Group and noticed that the cash and bank balance of the Group has been on a growing trend. In particular, the historical highest daily cash and bank balance of the Group has reached approximately RMB9.5 billion in 2017 and further increased to approximately RMB10.9 billion in the first quarter of 2018. The Company expected such balance to further increase as a result of the continuous growth of the aviation transportation industry and the expansion in operation scale of the Group. In addition, in coping with the future development of the Group, it is expected that the Group will from time to time conduct fund raising activities including the exercise of the general mandates to issue Shares and debt financing instruments if and when appropriate to further strengthen the financial base of the Group. On the other hand, we understand that it is the Group’s intention to strengthen the centralised management of its funds via the Finance Company to further enhance capital efficiency in response to government policies in relation to fund management of state-owned enterprises. In determining the revised Cap, the Company has also made reference to the relevant annual caps of continuing connected deposit services transactions conducted by other major airlines in the PRC with similar operation scale to the Group. Based on the above, the Company estimated that the maximum daily balance of deposits to be placed with the Finance Company will reach RMB10 billion during the remaining term of the Finance Services Framework Agreement, and therefore proposed to revise the Cap accordingly to cater for its increasing demand for deposit services and in response to the relevant government policies. We have obtained and reviewed the relevant published guidance letters issued by the regulatory authorities, and noted that stated-owned enterprises are encouraged to utilise their internal finance companies to strengthen and expand the scope and scale of their centralised fund management so as to enhance overall capital efficiency. In addition, we noted from the circulars previously issued by China Eastern Airlines Corporation Limited (stock code: 670) and Air China Limited (stock code: 753) that, their respective annual caps for the continuing connected transactions in relation to deposit services since 2018 are over RMB10 billion.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Having taken into account the above, we are of the view that the revised Cap is fair and reasonable so far as the Independent Shareholders are concerned, and is in the interests of the Company and the Shareholders as a whole.

RECOMMENDATIONS

Having considered the above principal factors and reasons, we are of the opinion that the Provision of Deposit Services is on normal commercial terms and in the ordinary and usual course of business of the Company, and the terms of the Provision of Deposit Services (including the revised Cap under the Supplemental Agreement) are fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Company and the Shareholders as a whole. Accordingly, we advise the Independent Board Committee to recommend the Independent Shareholders to vote in favour of the relevant resolution to be proposed at the AGM to approve the Provision of Deposit Services and the revised Cap under the Supplemental Agreement.

Yours faithfully, For and on behalf of Challenge Capital Management Limited

Jackson Woo Managing Director	Wilson Fok Managing Director

Mr. Jackson Woo is a licensed person registered with the SFC to carry out Type 6 (advising on corporate finance) regulated activity under the SFO and has over 10 years of experience in corporate finance.

Mr. Wilson Fok is a licensed person registered with the SFC to carry out Type 6 (advising on corporate finance) regulated activity under the SFO and has over 10 years of experience in corporate finance.

APPENDIX	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors having made all reasonable inquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

2.	DISCLOSURE OF INTERESTS OF DIRECTORS AND SUPERVISORS

As at the Latest Practicable Date, none of the Directors, chief executive or Supervisors of the Company and their respective associates had interests or short positions in the shares, underlying shares and/ or debentures (as the case may be) of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of SFO (including interests or short positions which are taken or deemed to have under such provisions of the SFO), or recorded in the register maintained by the Company pursuant to Section 352 of the SFO or which were notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of the Listed Issuers in Appendix 10 of the Listing Rules.

None of the Directors, chief executive or Supervisors of the Company and their respective associates (as defined in the Listing Rules) has any competing interests which would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them were a controlling shareholder of the Company.

3.	SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, so far as was known to the Directors, chief executive and Supervisors of the Company, the interests and short positions of the following persons (other than the Directors, chief executive or Supervisors of the Company) in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other members of the Group, or had any option in respect of such capital are set out below:

APPENDIX	GENERAL INFORMATION

Name of shareholder	Capacity	Type of Share	Number of Shares held		% of the total issued A Shares	% of the total issued H Shares	% of the total issued share capital of the Company
CSAH (Note 1)	Beneficial owner	A Share	4,039,228,665	(L)	57.52%	—	40.04%
	Interest in controlled corporation	H Share	1,070,362,000	(L)	—	34.92%	10.61%
		Total	5,109,590,665	(L)	—	—	50.65%
Nan Lung Holding Limited (“Nan Lung”) (Note 1)	Beneficial Owner	H Share	1,070,362,000	(L)	—	34.92%	10.61%
	Interest in controlled corporation
American Airlines Group Inc. (Note 2)	Interest in controlled corporation	H Shares	270,606,272	(L)	—	8.83%	2.68%

Notes:

1.	CSAH was deemed to be interested in an aggregate of 1,070,362,000 H Shares through its direct and indirect wholly-owned subsidiaries in Hong Kong, of which 31,150,000 H Shares were directly held by Yazhou Travel Investment Company Limited (representing approximately 1.02% of its then total issued H Shares) and 1,039,212,000 H Shares were directly held by Nan Lung (representing approximately 33.90% of its then total issued H Shares). As Yazhou Travel Investment Company Limited is also an indirect wholly-owned subsidiary of Nan Lung, Nan Lung was also deemed to be interested in the 31,150,000 H Shares held by Yazhou Travel Investment Company Limited.
2.	American Airlines Group Inc. was deemed to be interested in 270,606,272 H Shares due to 100% control over American Airlines.

Save as disclosed above, as at the Latest Practicable Date, so far as was known to the Directors, chief executives and Supervisors of the Company, no other person (other than the Directors, chief executives or Supervisors of the Company) had an interest or short position in the Shares or underlying Shares under the provisions of Divisions 2 and 3 of Part XV of the SFO or who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other members of the Group.

4.	DIRECTORS’ AND SUPERVISORS’ INTERESTS

(a)	None of the Directors or Supervisors has any direct or indirect interest in any assets which have been, since 31 December 2017, the date to which the latest published audited financial statements of the Company were made up, acquired or disposed of by or leased to, or which are proposed to be acquired or disposed of by, or leased to, any member of the Group.

APPENDIX	GENERAL INFORMATION

(b)	None of the Directors or Supervisors was materially interested in any contract or arrangement subsisting as at the Latest Practicable Date and which was significant in relation to the business of the Group.

5.	SERVICE CONTRACTS

None of the Directors has any existing or proposed service contract with any member of the Group which is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

6.	MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors confirmed that there was not any material adverse change in the financial or trading position of the Group since 31 December 2017, the date to which the latest published audited consolidated accounts of the Group were made up.

7.	MATERIAL LITIGATION

No member of the Group was engaged in any litigation or claims of material importance, and no such litigation or claim of material importance was known to the Directors to be pending or threatened by or against any members of the Group, as at the Latest Practicable Date.

8.	QUALIFICATION AND CONSENT OF EXPERT

The following is the qualification of the expert who has given opinion or advice, which are contained or referred to in this circular:

Name	Qualification
Challenge Capital Management Limited	a corporation licensed to carry out Type 1 (dealing in securities), Type 2 (dealing in futures contracts), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 9 (asset management) regulated activities under the SFO

As at the Latest Practicable Date, Challenge Capital had no shareholding interest in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities of any member of the Group.

As at the Latest Practicable Date, Challenge Capital was not interested, directly or indirectly, in any assets which had since 31 December 2017 (being the date to which the latest published audited accounts of the Company were made up) been acquired or disposed of by or leased to any member of the Group or which are proposed to be acquired or disposed of by or leased to any member of the Group.

Challenge Capital has given and has not withdrawn its written consent to the issue of this circular with the inclusion herein of its letter and references to its name in the form and context in which it appears.

APPENDIX	GENERAL INFORMATION

9.	MISCELLANEOUS

(a)	The company secretary of the Company is Mr. Xie Bing.

Mr. Xie Bing, male, aged 44, with a university degree, graduated from Nanjing University of Aeronautics and Astronautics, majoring in Civil Aviation Management. He subsequently received a master degree of business administration, a master degree of business administration (international banking and finance) and an Executive Master of Business Administration (EMBA) degree from Jinan University, the University of Birmingham, Britain and Tsinghua University, respectively. Mr. Xie is a Senior Economist, fellow member of The Hong Kong Institute of Chartered Secretaries, and has the qualification for Company Secretary of companies listed on Shanghai Stock Exchange and also has the qualification for Company Secretary of companies listed on Stock Exchange. Mr. Xie is a CPC member and began his career in July 1995. He successively served as the Assistant of Company Secretary of the Company, and the Executive Secretary of the General Office of CSAH from 2003 to 2007. Mr. Xie has been the Company Secretary and Deputy Director of the Company Secretary Office from November 2007 to December 2009. Mr. Xie has been the Company Secretary and Director of the Company Secretary Office from December 2009 to May 2017. Form May 2017 till now, he has been the Company Secretary and Director of the Company Secretary Bureau of the company. For now, he also acts as Chairman of China Southern Airlines Group Capital Holding Limited (中國南航集團資本控股有限公司) and CSA International Finance Leasing Co., Ltd..

(b)	The registered address of the Company is at Unit 301, 3/F, Office Tower, Guanhao Science Park Phase I, 12 Yuyan Street, Huangpu District, Guangzhou, Guangdong Province, PRC and the principal place of business of the Company in Hong Kong is at Unit B1, 9th Floor, United Centre, 95 Queensway, Hong Kong.

(c)	The Hong Kong branch share registrar and transfer office of the Company is Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong.

10.	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the Financial Services Framework Agreement and the Supplemental Agreement, and the Letter from Challenge Capital and its consent letter will be available for inspection during normal business hours at the head office and principal place of business of the Company in Hong Kong at Unit B1, 9th Floor, United Centre, 95 Queensway, Hong Kong from the date of this circular up to and including the date of AGM.

SUPPLEMENTAL NOTICE OF AGM

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

Reference is made to the notice of the 2017 annual general meeting (the “AGM”) dated 28 April 2018 of China Southern Airlines Company Limited (the “Company”). The AGM will be held at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC on Friday, 15 June 2018 at 2:30 p.m.

The board of directors of the Company (the “Board”) received the motion made by China Southern Air Holding Limited Company, a controlling shareholder of the Company, for additional proposals to be submitted to the AGM for approval by the shareholders of the Company. After careful deliberation and discussion, the Board resolved unanimously to approve the additional proposal to be submitted to the AGM for review. The format and procedure for the proposed submission of additional resolution were in compliance with the provisions of the Company Law and the articles of association of the Company.

SUPPLEMENTAL NOTICE IS HEREBY GIVEN that the AGM will be held as originally scheduled and will consider and, if thought fit, approve the following resolutions as ordinary resolutions. Unless otherwise indicated, capitalised terms used herein have the same meanings as those defined in the circular of the Company dated 18 May 2018 (the “Circular”).

AS ORDINARY RESOLUTIONS

To consider and, if thought fit, approve the following resolutions as ordinary resolutions:

10.	To consider and approve the supplemental agreement to the financial services framework agreement entered into between the Company and Southern Airlines Group Finance Company Limited.

11.	To consider and approve the Company and Chongqing Airlines Company Limited to provide guarantees to their SPV.

By Order of the Board of
CHINA SOUTHERN AIRLINES COMPANY LIMITED
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

18 May 2018

SUPPLEMENTAL NOTICE OF AGM

As at the date of this notice, the Directors include Wang Chang Shun, Tan Wan Geng and Zhang Zi Fang as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

Notes:

1.	Save for the inclusion of the newly proposed resolution, there are no other changes to the resolutions set out in the notice of AGM dated 28 April 2018. Please refer to the notice of AGM for the other resolutions to be passed at the AGM and other relevant matter.

2.	Since the proxy form sent together with the Circular (the “First Proxy Form”) does not contain the proposed additional resolution as set out in this supplemental notice of AGM, a new proxy form (the “Second Proxy Form”) has been prepared and is enclosed with this supplemental notice of AGM.

3.	The Second Proxy Form for use at AGM is enclosed and is also published on the websites of The Stock Exchange of Hong Kong Limited (http://www.hkexnews.hk) and the Company (http://www.csair.com). Whether or not you intend to attend the AGM, you are requested to complete and return the enclosed Second Proxy Form in accordance with the instructions printed thereon no later than 24 hours before the time fixed for holding the AGM or any adjournment thereof (as the case may be).

4.	A shareholder who has not yet lodged the First Proxy Form with the Company’s H Share registrar – Hong Kong Registrars Limited is requested to lodge the Second Proxy Form if he or she wishes to appoint proxies to attend the AGM on his or her behalf. The Company’s H Share registrar – Hong Kong Registrars Limited is at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong. In this case, the First Proxy Form should not be lodged with the Company’s H Share registrar.

5.	A shareholder who has already lodged the First Proxy Form with the Company’s H Share registrar should note that:

a.	If no Second Proxy Form is lodged with the Company’s H Share registrar, the First Proxy Form will be treated as a valid proxy form lodged by him or her if correctly completed. The proxy so appointed by the shareholder will be entitled to vote at his or her discretion or to abstain from voting on any resolutions properly put to the AGM other than those referred to in the notice convening the AGM and the First Proxy Form, including the additional proposed resolutions as set out in this supplemental notice of AGM.

b.	If the Second Proxy Form is lodged with the Company’s H Share registrar at or before 2:30 p.m. on Thursday, 14 June 2018, the Second Proxy Form will revoke and supersede the First Proxy Form previously lodged by him or her. The Second Proxy Form will be treated as a valid proxy form lodged by the shareholder if correctly completed.

c.	If the Second Proxy Form is lodged with the Company’s H share registrar after 2:30 p.m. on Thursday, 14 June 2018, the Second Proxy Form will be invalid. It will not revoke the First Proxy Form previously lodged by the shareholder. The First Proxy Form will be treated as a valid proxy form lodged by him or her if correctly completed. The proxy so appointed by the shareholder will be entitled to vote at his or her discretion or to abstain from voting on any resolutions properly put to the AGM other than those referred to in the notice convening the AGM and the First Proxy Form, including the additional proposed resolutions as set out in this supplemental notice of AGM.

6.	Shareholders are reminded that completion and delivery of the First Proxy Form and/or the Second Proxy Form will not preclude shareholders from attending and voting in person at the AGM or at any adjourned meeting should they so wish.